

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2020

Eldee Tang
Chief Executive Officer
Noble Vici Group, Inc.
1 Raffles Place #33-02
One Raffles Place Tower One
Singapore 048616

> **Re: Noble Vici Group, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2019**
> **Filed July 15, 2019**
> **File No. 000-54761**

Dear Mr. Tang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services